Exhibit (a)(1)(H)
IDEX Corporation Commences Cash Tender Offer for Microfluidics
International Corporation at $1.35 per share
Lake Forest, IL—January 25, 2011—IDEX Corporation (NYSE: IEX) today announced that its wholly-owned subsidiary, Nano Merger Sub, Inc., has commenced its tender offer for all outstanding shares of Microfluidics International Corporation (OTC Bulletin Board: MFLU) at a price of $1.35 net per share in cash. IDEX and Microfluidics previously announced that they had entered into a definitive merger agreement for IDEX to acquire Microfluidics.
The Board of Directors of Microfluidics has unanimously determined that the offer and the merger are fair to and in the best interests of Microfluidics and its shareholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer, and recommended that holders of shares of Microfluidics common stock accept the offer and tender their shares in the offer.
There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including successful tender of a majority of the outstanding shares of Microfluidics common stock.
Unless the tender offer is extended, the tender offer and any withdrawal rights to which Microfluidics’ shareholders may be entitled will expire at 12:00 midnight, New York City time, on Thursday, February 24, 2011. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated by the merger agreement, Microfluidics will become a wholly owned subsidiary of IDEX.
The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials which IDEX and Nano Merger Sub, Inc. will file with the SEC on January 25, 2011. In addition, on

January 25, 2011, Microfluidics will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from the Investor Relations departments of IDEX and Microfluidics or from Registrar and Transfer Company, the depositary for the tender offer, at (800) 368-5948 (toll-free).
About IDEX Corporation
IDEX Corporation is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ exacting specifications. Its products are sold in niche markets to a wide range of industries throughout the world. IDEX shares are traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol “IEX.”
For further information on IDEX Corporation and its business units, visit the company’s Web site at www.idexcorp.com.
Important Information about the Tender Offer
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Microfluidics. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) to be filed by IDEX and Nano Merger Sub, Inc. with the SEC on January 25, 2011. In addition, on January 25, 2011, Microfluidics will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to Registrar and Transfer Company, the depositary for the tender offer, at (800) 368-5948 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
Contact:
Heath Mitts
VP — Corporate Finance
(847) 498-7070